FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of NOVEMBER 2005
                                 9 NOVEMBER 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing SHARE AWARDS released on 9 NOVEMBER 2005




                       British Sky Broadcasting Group plc
                                (the "Company")

The Company announces that it received notification today from James Murdoch and Jeremy Darroch that awards have been made under the Company's Long Term Incentive Plan on 8 November 2005, over the following shares, at a nil cost per ordinary share:

    James Murdoch          382,500
    Jeremy Darroch         212,500

These awards will vest in full in August 2007 provided that certain performance criteria are satisfied.

Enquiries:

Chris Taylor
Assistant Company Secretary
Telephone: +44 (0)20 7800 4297

9 November 2005




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 9 NOVEMBER 2005                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary